UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41752

EARLYWORKS CO., LTD.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Definitive Agreements

Share Exchange Agreement

On December 28, 2025, Earlyworks Co., Ltd. (the “Company”), a joint-stock corporation organized under the laws of Japan, entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Perpetual Markets Ltd., a company organized under the laws of Cyprus (“Perpetual”), and the shareholders of Perpetual listed therein (collectively, the “Perpetual Shareholders”). Pursuant to the Share Exchange Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, upon the closing of the transactions contemplated thereby (the “Closing”), the Perpetual Shareholders will transfer to the Company all of the issued and outstanding share capital of Perpetual, representing 100% ownership of Perpetual, in exchange for a combination of equity consideration in the form of American Depositary Shares (the “ADSs”) and preferred shares (the “Series P Preferred Shares”) of the Company, together with cash consideration, as further described in the Share Exchange Agreement (the “Share Exchange”). Upon completion of the Closing, Perpetual is expected to become a wholly-owned subsidiary of the Company.

Share Exchange Consideration

Subject to the terms and conditions of the Share Exchange Agreement, at the Closing, the aggregate consideration to be issued to the Perpetual Shareholders will consist of a combination of equity consideration and cash consideration (collectively, the “Share Exchange Consideration”). The equity portion of the Share Exchange Consideration will include (i) the issuance to the Perpetual Shareholders of ADSs of the Company, with each ADS representing five ordinary shares of the Company (the “Ordinary Shares”), in an amount equal to 19.99% of the Company’s issued and outstanding ADSs as of the Closing and (ii) the issuance of 53,051,000 Series P Preferred Shares of the Company, which, if and as converted into Ordinary Shares on a one-for-one basis, would be equivalent to 10,610,200 ADSs, subject to receipt of the required shareholder approval to provide such conversion and voting rights. The issuance of the ADSs and Series P Preferred Shares pursuant to the Share Exchange Agreement is intended to be effected in reliance upon applicable exemptions from registration under the Securities Act of 1933, as amended, including Section 4(a)(2), Regulation D, and Regulation S thereunder, as applicable.

In addition to the equity consideration, the total cash consideration payable to the Perpetual Shareholders is US$15.0 million, US$3.5 million of which is payable in cash at the Closing (the “Upfront Cash Consideration”), with the remaining US$11.5 million to be satisfied (i) through the allocation of certain cash proceeds received by the Company from the exercise of certain outstanding warrants, up to an aggregate cap of US$7.5 million (the “Financing Warrants Consideration”) and (ii) the proceeds of a future capital raise completed by the Company following the Closing (the “Capital Raise Consideration,” and together with the Financing Warrants Consideration, the “Deferred Cash Consideration”). The timing, structure, and other terms of the Capital Raise Consideration are subject to further agreement between the parties and the satisfaction of specified conditions set forth in the Share Exchange Agreement.

The consummation of the transactions contemplated by the Share Exchange Agreement is subject to customary closing conditions, including, among others, the approval of the Share Exchange by the Company’s shareholders.

MTF Company Put and Call Options

Pursuant to the Share Exchange Agreement, the Company, Perpetual, and Perpetual Shareholders agreed to a reciprocal put and call option arrangement relating to a potential future acquisition of an entity that operates a multilateral trading facility licensed in Europe under the MiFID II regulatory framework (the “MTF Company”). Following the Closing, the Perpetual Shareholders will have the right, through a one-year period following the Closing, to require the Company to acquire an MTF Company meeting characteristics specified in the Share Exchange Agreement, subject to five (5) business days’ notice and the Company’s acceptance (the “MTF Put”). Similarly, the Company will have the right to require the Perpetual Shareholders to transfer an MTF Company to the Company beginning on the first anniversary of the Closing, subject in certain cases to the consent of the Perpetual Shareholders (the “MTF Call”, and together with the MTF Put, the “MTF Option”).

Any exercise of the MTF Option, and any resulting transfer of an MTF Company, is subject to the receipt of all required governmental, regulatory, and self-regulatory approvals, including approvals from applicable market operators and financial regulatory authorities. Until such approvals are obtained, the consummation of any transfer of an MTF Company will be suspended, and neither party will be obligated to complete any transaction contemplated thereby. The Company and the Perpetual Shareholders have agreed to use reasonable best efforts to prepare and submit all required regulatory filings and to obtain such regulatory approval as soon as reasonably practicable following the Closing.

The Company and the Perpetual Shareholders further agreed that the MTF Option is part of the overall consideration for the Share Exchange and that, upon an exercise of the MTF Option, the transfer and subsequent acquisition of the MTF Company would be effected for a nominal cash exercise price of US$1,000.00.

The description of the Share Exchange Agreement contained herein is a summary only and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is filed as Exhibit 2.1 to this Report on Form 6-K.

Warrant Grant and Warrant Purchase Agreement

In connection with the Share Exchange Agreement, the Company has agreed to enter into a warrant purchase agreement (the “Warrant Purchase Agreement”) with Sigma9 Capital Ltd. (“Sigma9”) pursuant to which the Company will issue to Sigma9 warrants to purchase an aggregate of 2,500,000 ADSs of the Company (the “Sigma9 Warrants”). Each Sigma9 Warrant will be exercisable for one ADS of the Company at an exercise price of US$5.00 per ADS, will have a term of three years from the date of grant, and will include customary anti-dilution and adjustment provisions. The issuance of the Sigma9 Warrants is expected to occur contemporaneously with the Closing of the transactions contemplated by the Share Exchange Agreement. The Sigma9 Warrant grant is conditioned on the consummation of the Share Exchange, and if the Share Exchange is not completed, the Warrant Purchase Agreement will not become effective, and no Sigma9 Warrants will be issued.

The description of the Sigma9 Warrant and Warrant Purchase Agreement contained herein are summaries only and are qualified in their entirety by reference to the Sigma9 Warrant and Warrant Purchase Agreement, copies of which are filed as Exhibit 4.1 and Exhibit 4.2, respectively, to this Report on Form 6-K.

Corporate Governance

Pursuant to the Share Exchange Agreement, the Company will enter into a shareholders agreement (the “Shareholders Agreement”) with the former Perpetual Shareholders that outlines certain post-Closing governance arrangements.

Following shareholder approval of the Share Exchange, the current chief executive officer of Perpetual (or such individual’s designee) is expected to be appointed as a co-chief executive officer of the Company (the “Co-CEO Right”) and as a member of the Company’s board of directors (the “Board”), with such appointments to become effective at or following the next duly convened meeting of the Company’s shareholders. Such appointment is subject to continued satisfaction of applicable ownership thresholds and corporate governance requirements. The Co-CEO Right remains effective so long as the former Perpetual Shareholders beneficially own, in the aggregate, not less than 25% of the Company’s equity held by them as of the date of the Shareholders Agreement.

In addition, certain former shareholders of Perpetual will have the right to designate an individual for nomination and election to the Company’s Board, subject to applicable law, shareholder approval, and Nasdaq listing standards, including independence requirements, with one such designee expected to serve as chair of the Company’s compensation committee (the “Compensation Committee”).

The Shareholders Agreement also contemplates the establishment of a profit-based incentive pool for the Company’s management team equal to 10% of the Company’s consolidated net profits following the Closing (the “Incentive Pool”). The Incentive Pool is to be administered by the Company’s Compensation Committee, in its discretion, and in accordance with the Company’s organizational documents. Additionally, the Incentive Pool is in addition to any equity-based or other long-term incentive compensation arrangements that may be adopted by the Company from time to time in the ordinary course of business.

Under the Shareholders Agreement, certain shareholders of the Company, including the former shareholders of Perpetual, have agreed to take all actions within their control, including voting their shares, to effectuate the governance arrangements contemplated by the Share Exchange and the Shareholders Agreement. These arrangements include voting in favor of the election and appointment of designated directors, subject to the Company’s governing documents, and the relevant Nasdaq listing standards.

The Shareholders Agreement will remain in effect until the earliest to occur of (i) the fifth anniversary of the date of the Shareholders Agreement, (ii) the date on which the Company and the former Perpetual Shareholders who, in the aggregate, beneficially own more than 10% of the Company’s equity as of the date of the Shareholders Agreement mutually agree in writing to terminate the Shareholders Agreement, and (iii) the date on which both (a) at least two years have elapsed since the date of the Shareholders Agreement and (b) such former Perpetual Shareholders beneficially own, in the aggregate, less than 10% of the Company’s equity as of the date of the Shareholders Agreement.

The description of the Shareholders Agreement contained herein is a summary only and is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is filed as Exhibit 10.2 to this Report on Form 6-K.

Registration Rights Agreement

In connection with the Share Exchange and the Warrant Purchase Agreement, the Company entered into a registration rights agreement with Sigma9 (the “Registration Rights Agreement”) pursuant to which, the Company has agreed to register for resale the ADSs and Ordinary Shares of the Company issuable upon the exercise of the Sigma9 Warrants (the “Registrable Securities”).

Pursuant to the Registration Rights Agreement, the Company is required to file an initial registration statement with the U.S. Securities and Exchange Commission (the “SEC”) within thirty (30) days following the Closing to register the resale of the Registrable Securities. The Company has agreed to use commercially reasonable efforts to cause such registration statement to be declared effective expeditiously and to maintain the effectiveness of such registration statement for so long as the Registrable Securities remain outstanding, subject to applicable SEC rules, regulations, and limitations. The description of the Registration Rights Agreement contained herein is a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 10.1 to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Report on Form 6-K also includes express and implied forward-looking statements regarding the Company’s current expectations, estimates, opinions, and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as “believes,” “expects,” “endeavors,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “should” and “objective” and the negative and variations of such words and similar words. These statements are made based on current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty, or prediction that the Company will achieve or is likely to achieve any future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many risks and uncertainties, including risks and uncertainties identified under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025, and other information the Company has filed or may file with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this Report on Form 6-K are made as of the date of this Report on Form 6-K, and the Company undertakes no duty to update such information except as required under applicable law.

Exhibit Index

Exhibit No.	Description
2.1	Share Exchange Agreement by and between the Company, Perpetual, and Perpetual Shareholders, dated December 28, 2025
4.1	Form of Warrant
4.2	Form of Warrant Purchase Agreement
10.1	Form of Registration Rights Agreement
10.2	Form of Shareholders Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

By:	/s/ Satoshi Kobayashi
Satoshi Kobayashi
Chief Executive Officer

Date: December 30, 2025